                                                                      Exhibit 12

                                   AT&T Corp.
               Computation of Ratio of Earnings to Fixed Charges
                             (Dollars in Millions)
                                  (Unaudited)
                        For the years ended December 31,

                                       2001    2000     1999      1998     1997
                                       ----   ------   -------   ------   ------
Income from continuing operations
  before income taxes                    --   $2,414   $10,781   $8,151   $6,888
Add distributions of less
  than 50% owned affiliates              --       12        73       61        4
Add fixed charges, excluding
  capitalized interest and
  dividend requirements on
  subsidiary preferred stock and
  interest on trust preferred            --    3,203     1,709      479      534
  securities
Total earnings from continuing
  operations before income taxes
  and fixed charges                      --   $5,629   $12,563   $8,691   $7,426
Fixed Charges:
Total interest expense                   --   $2,964   $ 1,503   $  293   $  304
Capitalized interest                     --      177       143      106      100
Interest portion of rental
  expense                                --      239       206      186      230
Dividend requirements on
  subsidiary preferred stock and
  interest on trust preferred
  securities                             --      353       179       --       --
Total fixed charges                      --   $3,733   $ 2,031   $  585   $  634

Ratio of earnings to fixed
  charges                               (a)      1.5       6.2     14.9     11.7

(a) AT&T's loss for the year ended December 31, 2001 was inadequate to cover fixed charges, dividend requirements on subsidiary preferred stock and interest on trust preferred securities in the amount of $1.6 billion.